UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008	Commission File Number 1-32895

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Penn West Energy Trust
(Translation of registrant's name into English)

2200, 425 – 1st Street S.W.
Calgary, Alberta  T2P 3L8
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

By:	/s/ Brian D. Evans

Name:	Brian D. Evans
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: January 21, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	Trust Indenture dated as of the 27th day of April, 2005
99.2	Trust Indenture dated as of the 2nd day of May, 2006
99.3	First Supplemental Trust Indenture dated as of the 18th day of April, 2006
99.4	First Supplemental Trust Indenture dated as of the 10th day of January, 2008
99.5	Second Supplemental Trust Indenture dated as of the 10th day of January, 2008